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	UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549


	SCHEDULE 13G

	Under the Securities Exchange Act of 1934

(Amendment No. ______________)*


	FAFCO, Inc.

	(Name of Issuer)

	Common Stock, $0.125 par value

	(Title of Class of Securities)

	302390109

	(CUSIP Number)

Check the following box if a fee is being paid with this statement ?. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)

	Page 1 of 5 Page



CUSIP No. 302390109

13G

Page 2 of 5 Pages


1

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Freeman A. Ford ###-##-####



2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)   ?
N/A 	(b)   ?



3

SEC USE ONLY




4

CITIZENSHIP OR PLACE OF ORGANIZATION
USA




NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH


5

SOLE VOTING POWER

1,901,846




6

SHARED VOTING POWER
298,000




7

SOLE DISPOSITIVE POWER
1,901,846




8

SHARED DISPOSITIVE POWER
298,000

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,199,846



10

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
N/A



11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
66.7%



12

TYPE OF REPORTING PERSON*
N/A



	*SEE INSTRUCTION BEFORE FILLING OU

Item 1.
(a)	Name of Issuer:  FAFCO, INC.

(b)	Address of Issuer's Principal Executive Offices:

2690 Middlefield Road
Redwood City, CA 94063
Item 2.
(a)	Name of Person Filing:

Freeman A. Ford

(b)	Address of Principal Office:

c/o FAFCO, Inc.
2690 Middlefield Road
Redwood City, CA 94063

(c)	Citizenship:

USA

(d)	Title of Class of Securities:

Common Stock, $0.125 par value

(e)	CUSIP Number:

302390109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or
13d-2(b), check whether the person is a:
(a)	?	Broker or Dealer registered under Section 15 of the
Act
(b)	? Bank as defined in section 3(a)(6) of the Act
(c)	?	Insurance Company as defined in section 3(a)(19) of
the Act
(d)	?	Investment Company registered under section 8 of the
Investment Company Act
(e)	?	Investment Adviser registered under section 203 of
the Investment Advisers Act of 1940
(f)	?	Employee Benefit Plan, Pension Fund which is subject
to the provisions of the Employee Retirement Income
Security Act of 1974 or Endowment Fund, see ?240.13d-
1(b)(1)(ii)(F)
(g)	?	Parent Holding Company, in accordance with ?240.13d-
1(b)(ii)(G) (Note: See Item 7)
(h)	?	Group, in accordance with ?240.13d-1(b)(1)(ii)(H)


Item 4.  Ownership
(a)	Amount Beneficially Owned:

1,455,
846
Shares of Common Stock
123,75
0
Shares of Common Stock currently issuable upon
exercise of warrants.
82,250
Shares of Common Stock currently issuable upon
exercise of options.
240,00
0
Shares of Common Stock currently issuable upon
conversion of promissory notes issued by the
Company.
298,00
0



Shares of Common Stock held in a trust for the
benefit of filing person's children, of which
Mr. Ford is one of two trustees.
2,199,
846


(b)	Percent of Class:  66.7%

(c)	Number of shares as to which such person has:

(i)
sole power to vote or to
direct the vote:
1,901,846
(ii)
shared power to vote or to
direct the vote:
298,000
(iii)
sole power to dispose or
direct the disposition of:
1,901,846
(iv)
shared power to dispose or
direct the disposition of:
298,000


Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ?.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.


Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 14, 1997
Date


              /s/  Freeman A.
Ford

 Signature



Freeman A. Ford
        Name/Title
CUSIP No. 302390109   	Page 1 of 5 Pages